                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

Q3 2003 results

After the Seat Pagine Gialle SpA spin-off and demerger which came into effect on 1 August 2003, the Directories businesses were transferred to a separate company and subsequently disposed of. These operations determined changes to the scope of consolidation of the company which effected the spin-off Telecom Italia Media such that it is not possible to provide comparisons on equivalent terms with respect to the 2002 financial year. As a consequence, Telecom Italia Media SpA and Group earnings, up to operating income, have been presented on a pro forma, equivalent consolidation area basis, with the exclusion of individual components associated with businesses that were demerged.

All operating results improved compared with the same period in 2002

Consolidated revenues for the first three quarters of the year up 3% (up 24% on equivalent terms)

Internet Unit posts growth: revenues up 82%; gross operating result 31.6 million euros, up from 3.2 million euros for the first three quarters of 2002

Tin.it active users up 18% ca.

compared with 30 September 2002

Virgilio remains Italy’s No 1 portal with 4.8 billion page views (25% higher than at 30 September 2002)

Television Unit revenues rise 24% (up 36% taking into account the new advertising sales method) compared with the first three quarters of 2002. Operating income 14% higher. Advertising income leaps by 40%

La7 continues to achieve significant results,

audience share exceeds 2% on a permanent basis

Acquisition of multimedia press agency “apcom”

Pursuant to an agreement with Associated Press

Seat Pagine Gialle SpA demerger effective from 1 August 2003

TELECOM ITALIA MEDIA GROUP

REVENUES: 418 MILLION EUROS

3% GROWTH COMPARED WITH THE FIRST THREE QUARTERS OF 2002

(+24% ON EQUIVALENT TERMS)

GROSS OPERATING PROFIT 0.9 MILLION EUROS

(+103% COMPARED WITH THE FIRST THREE QUARTERS OF 2002)

OPERATING INCOME BEFORE AMORTIZATION OF GOODWILL ARISING ON CONSOLIDATION: -53.6 MILLION EUROS

(40.4% IMPROVEMENT COMPARED WITH THE FIRST THREE QUARTERS OF 2002)

OPERATING INCOME: 77 MILLION EURO LOSS

(34% IMPROVEMENT COMPARED WITH THE FIRST THREE QUARTERS OF 2002)

THIRD-QUARTER FIGURES: REVENUES UP 3.2%, GROSS OPERATING RESULT UP 75.2%

GROUP NET FINANCIAL STANDING AT 30 SEPTEMBER 2003: 64.5 MILLION EUROS IN THE BLACK

Rome, 3 November 2003 – The Telecom Italia Media (Telecom Italia Group) Board of Directors, chaired by Riccardo Perissich, met today to examine and adopt the company’s third-quarter 2003 results.

Telecom Italia Media Group results for the first three quarters of 2003

Revenues grew by 3% to 418.1 million euros, up from 406.1 million euros registered for the same period in 2002; revenue growth corresponded to 24% on equivalent terms. Results were driven predominantly by the Internet Unit performance, which recorded sharply higher revenues (up by 82%) and by the Television Unit, which posted 24% higher revenues (up 36% taking into account the new advertising sales method).

The gross operating result was equal to 0.9 million euros. This was a major improvement (a 103% increase) compared with the equivalent period during the preceding year, when a 30.8 million euro loss was registered.

Operating income prior to amortization of goodwill arising from consolidation amounted to a 53.6 million euro loss. This was a 40.4% increase compared with the first three quarters of 2002, when the result was a 90 million euro loss.

Operating income improved by 34% compared with the same period in 2002 to a 77 million euro loss, against 116.8 million euros.

The consolidated net financial debt at 30 September 2003 was plus 64.5 million euros (compared with net financial borrowings equal to 679.6 million euros at year-end 2002). This figure reflects the positive effects of the demerger, and of changes to the scope of consolidation.

The Telecom Italia Media Group

in the third quarter of 2003

Revenues amounted to 117.9 million euros, a 3.2% increase compared with the 114.3 million euros total registered for the same period in 2002. The gross operating loss amounted to 3.4 million euros, which was a major improvement (+75.2%) compared with the equivalent period during the preceding year, when a 13.6 million euro loss was recorded.

Operating income, corresponding to a 29.5 million euro loss, registered a 29.3% improvement compared with the same period in 2002 (a 41.6 million euro loss).

Performance by Business Unit

INTERNET

In the first nine months of 2003, Internet Business Unit revenues were equal to 176.8 million euros, an 82% increase compared with the same period in 2002.

The gross operating result for the first nine months of 2003 was 31.6 million euros. This was driven by significant growth compared with the first three quarters of 2002 (3.2 million euros). Unit operating income increased by approximately 89% compared with the same period in 2002 to a finish with a 4.3 million euro loss.

In detail:

•

In the first three quarters of 2003 the Tin.it department registered revenues equal to 158.2 million euros (82.4 million euros for the same period in 2002) with a 92% growth. The gross operating result was 31.5 million euros (14.8 million euros for the first nine months of 2002). Operating income posted a 2.6 million euro profit (despite an 8.7 million euro amortization of goodwill arising from consolidation). This was a 21.5 million euros improvement on the first three quarters of 2002 (when an 18.9 million euro loss was recorded). Active user numbers at 30 September 2003 were 18% higher than at 30 September 2002 (2.4 million).

•

Matrix recorded revenues of 23.6 million euros (14.5 million euros for the first nine months of 2002), corresponding to 63% growth. The company’s gross operating result was 0.1 million euros, a significant improvement on 30 September 2002 (-11 million euros). Virgilio remains Italy’s number one portal with some 12.5 million unique browsers (a 29% rise with respect to the September 2002 figure). Page views at 30 September 2003 totalled 4.8 billion (25% more than over the same period in 2002).

TELEVISION

In the first nine months of 2003 the Television Business Unit posted 71.4 million euros in overall revenues, after an impressive 24% rise in the same period of 2002 (+36% taking into account the new advertising sales method). Despite the higher costs sustained for channel repositioning and subsequent programming enhancements, the gross operating result was up by 24% to -28.5 million euros. This compares with -37.5 million euros for the first nine months of 2002. Operating income posted a 14% improvement to -56 million euros, against -65.1 million euros for the equivalent period during the preceding year. Business Unit advertising income rose by 40% compared with the first nine months of 2002. Thus far this year, the La7 channel has consolidated its editorial image and seen its brand profile enhanced; station shows have conquered a larger audience share (source: Auditel) compared with the first nine months of 2002; the channel is now steadily above the 2% share barrier while MTV continues to be Italy’s premier youth television channel.

OFFICE PRODUCTS & SERVICES

In the first nine months of 2003 Business Office Products & Services Unit revenues amounted to 140 million euros, following a 6% fall on equivalent terms compared with the first three quarters of 2002 (i.e. excluding the effects of businesses disposed of in April, and of operations that have left the scope of consolation). Most of this decrease may be attributed to a slowdown in the consumer and office products markets, and to lower sales of computer consumables. The gross operating result posted a 7% improvement on equivalent terms; operating income decreased by 46% on equivalent terms compared with the same period in 2002.

Parent company Telecom Italia Media SpA

Telecom Italia Media SpA revenues for the first nine months of 2003 posted a 96% growth compared with the same period in 2002 to reach 159 million euros (compared with 82.4 million euros). Third-quarter 2003 parent company revenues corresponded to 51.6 million euros, a 96.7% rise with respect to the 26.4 million euros recorded for the third quarter of 2002.

The gross operating result for the first nine months of 2003 increased to 16.8 million euros, a figure that was 242.8% higher than during the same period in 2002 (4.9 million euros). The parent company’s third-quarter gross operating result amounted to 5.5 million euros (a 135% improvement on the figure of 2.3 million euros recorded for the third quarter of 2002).

Operating income for the first nine months of 2003 – a 14.4 million euro loss – was a  significant improvement (55.3%) compared with the same period in 2002 (a loss of 32.2 million euros). In the third quarter of 2003 the parent company practically halved its operating loss to 5.7 million euros (from a loss of 10.8 million euros for the third quarter of 2002).

Other events during the period

On 30 September 2003 Telecom Italia Media acquired a 100% stake in e.Bisnews, the company that runs the AP.Biscom multimedia agency that was established in agreement with Associated Press. Telecom Italia Media subsequently changed these companies’ names to TMnews and apcom, respectively.

Past Telecom Italia Media SpA parent company and consolidated data

The partial proportional demerger of Seat Pagine Gialle SpA (the company which effected the spin-off) and the subsequent assets transfer to a newly-established company (the spun-off company) approved by the 9 May 2003 Extraordinary Shareholders’ Meeting resulted in the spun-off company taking over the Directories businesses (telephone publishing, directory assistance and business information) from 25 July 2003. The company which effected the spin-off changed its name to “Telecom Italia Media SpA”, while the spun-off company took over the “Seat Pagine Gialle SpA” name. The demerger became effective on 1 August 2003, when the changes to the scope of consolidation also came into effect for accounting purposes. Telecom Italia commenced proceedings to dispose of its equity holding in Seat Pagine Gialle SpA in the second quarter of 2003 and completed this process on 8 August. In view of these transactions, there are not sufficiently homogeneous data to enable a comparison of the results achieved during the first nine months of 2003 with Seat Pagine Gialle Group results for the corresponding period in 2002.

*****

The Telecom Italia Media Board of Directors has appointed Professor Adriano De Maio, Dean of the Luiss Guido Carli University of Rome, to replace outgoing director Guido Roberto Vitale.

*****

Telecom Italia Media has announced the 2004 calendar of company events and the publication dates for Telecom Italia Media SpA’s earnings and finance data. Any alterations to this timetable will be announced promptly:

•

16 February: Board Meeting to examine the Telecom Italia Media Group preliminary full-year 2003 results;

•

19 March: Board Meeting to adopt the draft full-year 2003 operating accounts and consolidated financial statements;

•

5 May: Board Meeting to adopt the first-quarter 2004 management report; Shareholders’ Meeting to adopt the 2003 accounts;

•

26 July: Board Meeting to examine the Telecom Italia Media Group preliminary first-half 2004 results;

•

7 September: Board Meeting to adopt the first half 2004 management report;

•

8 November: Board Meeting to adopt the third-quarter 2004 management report.

Pursuant to Article 82 of CONSOB regulation no. 11971/99 (and subsequent amendments and additions), the company intends to make use of the exemption from the obligation to publish quarterly reports for the periods October-December 2003 and March-June 2004.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

KEY DATA OF THE BUSINESS UNITS AND ACTIVITIES OF TELECOM ITALIA MEDIA GROUP (ITALIAN GAAP)

(in millions of euro)		Internet	Television	Office Products & Services	Profess. Publishing	Subtotal	Other activities and elimin.	Consolidated Total T.I.Media (restated)	De-merged activites	Consolidated Total (reported)
Sales and services revenues	3rd quarter 2003	58,8	20,8	30,6	5,3	115,5	2,4	**117,9**	139,9	257,8
	3rd quarter 2002	31,4	16,1	56,8	5,7	110,0	4,3	**114,3**	394,3	508,6
	1/1-9/30/2003	**176,8**	**71,4**	**140,2**	**17,6**	**406,0**	**12,1**	**418,1**	702,5	1.120,6
	1/1-9/30/2002	97,3	57,6	203,5	21,4	379,8	26,3	**406,1**	973,2	1.379,3
	Year 2002	139,2	88,4	279,0	33,3	539,9	37,5	**577,4**	1.413,6	1.991,0
Gross operating profit	3rd quarter 2003	10,8	(11,3)	0,6	0,4	0,5	(3,9)	**(3,4)**	68,9	65,5
	3rd quarter 2002	2,0	(13,8)	0,7	0,2	(10,9)	(2,7)	**(13,6)**	205,0	191,4
	1/1-9/30/2003	**31,6**	**(28,5)**	**9,4**	**1,2**	**13,7**	**(12,8)**	**0,9**	310,1	311,0
	1/1-9/30/2002	3,2	(37,5)	10,2	1,2	(22,9)	(7,9)	**(30,8)**	431,4	400,6
	Year 2002	10,1	(44,9)	17,0	4,4	(13,4)	(14,5)	**(27,9)**	620,9	593,0
Operating income	3rd quarter 2003	(1,9)	(19,9)	(1,7)	(0,3)	(23,8)	(5,7)	**(29,5)**	39,4	9,9
	3rd quarter 2002	(12,6)	(22,0)	(1,3)	(0,8)	(36,7)	(5,0)	**(41,7)**	149,3	107,6
	1/1-9/30/2003	**(4,3)**	**(56,0)**	**1,8**	**(1,3)**	**(59,8)**	**(17,2)**	**(77,0)**	167,0	90,0
	1/1-9/30/2002	(38,1)	(65,1)	4,2	(2,1)	(101,1)	(15,7)	**(116,8)**	243,5	126,7
	Year 2002	(47,1)	(85,0)	6,9		(125,2)	(28,2)	**(153,4)**	385,5	232,1
Industrial investments	3rd quarter 2003	6,5	12,1	0,2		18,8		**18,8**	6,8	25,6
	3rd quarter 2002	3,6	2,8	2,1	0,2	8,7	4,0	**12,7**	5,7	18,4
	1/1-9/30/2003	**19,9**	**24,9**	**1,8**	**0,2**	**46,8**	**1,2**	**48,0**	16,7	64,7
	1/1-9/30/2002	9,0	10,1	4,4	0,3	23,8	1,0	**24,8**	19,7	44,5
	Year 2002	18,5	18,4	7,6	0,3	44,8	1,8	**46,6**	34,3	80,9
Goodwill investments	3rd quarter 2003						2,6	**2,6**	22,5	25,1
	3rd quarter 2002	0,2				0,2	12,3	**12,5**		12,5
	1/1-9/30/2003			**0,4**	**3,1**	**3,5**	**4,0**	**7,5**	49,9	57,4
	1/1-9/30/2002	0,5				0,5	14,7	**15,2**	4,0	19,2
	Year 2002	0,5			0,1	0,6	14,3	**14,9**	25,5	40,4
Number of employees at:	**1/1-9/30/2003**	**544**	**566**	**521**	**125**	**1.756**	**339**	**2.095**		2.095
	1/1-9/30/2002	594	614	642	158	2.008	578	**2.586**	5.484	8.070
	Year 2002	569	591	503	155	1.818	575	**2.393**	5.322	7.715

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 3rd, 2003

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer